SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

AMERICAN TOWER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $.01 Par Value Per Share,

Having an Exercise Price of $10.25 or more Per Share

(Title of Class of Securities)

029912 201

(CUSIP Number of Class of Securities)

(Underlying Class A Common Stock)

William H. Hess, Esq.

Executive Vice President, General Counsel, and Secretary

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Matthew J. Gardella

Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 239-0100

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by American Tower Corporation (the “Company”) with the Securities and Exchange Commission on June 24, 2003, as amended, is the final amendment relating to a voluntary option exchange program offered to the Company’s non-executive employees for compensatory purposes (the “Offer to Exchange”). This program was approved by the Company’s stockholders at its Annual Meeting of Stockholders on May 22, 2003. This amendment reports the results of the Offer to Exchange.

ITEM 4.    TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Offer to Exchange expired at 5:00 p.m. Eastern Standard Time, on Friday, August 1, 2003. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 1,831,981 shares of the Company’s Class A Common Stock. The Company expects that it will issue in February 2004, options to purchase 1,221,321 shares of the Company’s Class A Common Stock in exchange for the options surrendered in the offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

AMERICAN TOWER CORPORATION

/s/ BRADLEY E. SINGER

Bradley E. Singer Chief Financial Officer and Treasurer

Date:  August 8, 2003

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